

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 12, 2008

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08, Bermuda

> **RE:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A**
> **Filed April 30, 2008**
> **Response Letter Dated August 8, 2008**
> **File No. 1-32657**

Dear Mr. Isenberg:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 8, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 7. Investments in Unconsolidated Affiliates, page 58

1. We note your response to comment three of our letter dated July 31, 2008. Please tell us the name of the investees and percentage ownership of your interests in these investments. If your ownership interest in any of the investees is less than 20% or greater than 50%, please clarify why you account for such investments under the equity method.

   We note your disclosure on page 78 which indicates a net loss of $61.4 million for the year ended December 31, 2007 from the portion of your long-term investments comprised of your actively managed funds inclusive of substantial gains from sales of your marketable equity securities. We further note that your long-term investments relate to overseas funds accounted for under the equity method. For each period presented, please tell us the amount of your pro rata earnings or losses recorded of your equity method investments. In doing so, please clarify how you determined that the losses associated with your equity method investments were not material in relation to your results of operations for each period presented. Refer to paragraph 20(d) of APB 18.

Schedule 14A filed April 30, 2008

Other named executive officers, page 16

2.   We note your response to comment 10 of our letter dated July 31, 2008. Please confirm that in future filings you will include disclosure stating, if true, that you do not have any targets and do not use any formulae with regard to the annual cash bonuses and long-term incentives of your "Other Named Executive Officers."

3.   We note your response to comment 12 of our letter dated July 31, 2008. Please confirm that in future filings you will include similar disclosure with regard to your Chief Executive Officer's discretionary authority to grant stock options. Further, please confirm that such disclosure will explicitly state the parameters of your Chief Executive Officer's delegated authority in greater detail than provided in your response. Finally, if there are occasions in which your Chief Executive Officer has used such delegated authority to award a large amount of stock options or to award options to named executive officer, please disclose.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact John Madison at (202) 551-3296 or, in his absence, Mellissa Duru at (202) 551-3757 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: J. Cannarella
         J. Madison